United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Amendment to the Press Release  July 27th, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 27, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 27, 2005	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2005
 (Peso amounts are stated in millions in constant terms as of June 30, 2005)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

  During second quarter 2005 GRUMA continued to achieve strong net sales and sales volume growth, both of which were driven mainly by Gruma Corporation and, to a lesser extent, GIMSA and Gruma Centroamerica. Sales volume increased 8% and net sales 9% over those of second quarter 2004.

  Operating income and EBITDA declined 19% and 12%, respectively, mainly as a result of reductions in Gruma Venezuela and Molinera de Mexico. Gruma Corporation's operating income decreased slightly as the company has been incorporating its recent acquisitions and capacity expansions.

  Majority net income increased 50% to Ps.338 million driven by higher income in unconsolidated associated companies (Grupo Financiero Banorte).

We see the year 2005 as a transitional period that includes a focus on new capacities that we expect to capitalize and that should allow Gruma Corporation to improve its financial performance.

Since Gruma Corporation is currently running at about 90% capacity, it is investing in additional production capacity in new and existing plants as well as in acquisitions related to its core business in order to grow more quickly in markets with high growth potential. In Europe, Gruma Corporation is in the process of consolidating synergies from recent acquisitions. In addition, GRUMA, is seeking new opportunities for continued growth in Asia and Oceania.

Going forward, Gruma Corporation expects to achieve manufacturing, transportation, and distribution efficiencies, as well as changes in the sales mix towards value-added and higher-margin products, all of which should enable the company to improve its financial performance.

Consolidated Financial Highlights
(Ps millions)

	2Q05	2Q04	VAR (%)
Volume (thousand metric tons)	951	882	8
Net sales	6,479	5,957	9
Operating income	366	451	(19)
Operating margin	5.7%	7.6%	(190) bp
EBITDA	617	702	(12)
EBITDA margin	9.5%	11.8%	(230) bp
Majority net income	338	225	50
ROE	8.5%	6.5%	200 bp

Debt
(US$ millions)
Jun'05	Mar'05	Var (%)	Jun'04	Var (%)
643	578	11	551	17

CONSOLIDATED RESULTS OF OPERATIONS

2Q05 vs. 2Q04

Sales volume rose 8% to 951 thousand metric tons, an increase driven mainly by volume growth of 18% in Gruma Corporation and, to a lesser extent, a 4% volume increase in GIMSA.

Net sales increased 9% to Ps 6,476 million due primarily to the aforementioned sales volume growth in Gruma Corporation and, to a lesser extent, in GIMSA and Gruma Centroamerica. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 65.2% from 63.7%, the increase was driven mainly by Gruma Corporation, Gruma Venezuela, and Molinera de Mexico. In absolute terms, cost of sales rose 11% in connection with higher volumes and higher raw material costs.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 29.1% from 28.7% due mainly to Gruma Venezuela, GIMSA and Molinera de Mexico. In absolute terms, SG&A increased 10% mostly as a result of higher sales volume in Gruma Corporation.

Operating income decreased 19%, driven mainly by decreases in Gruma Venezuela and Molinera de Mexico, which were partially offset by GIMSA and Gruma Centroamerica. The decrease in Gruma Venezuela resulted from higher costs and a difficult competitive environment. Molinera de Mexico's results were also affected by a difficult competitive environment. As a percentage of net sales, operating income decreased to 5.7% from 7.6%, resulting mainly from Gruma Corporation, Gruma Venezuela, and Molinera de Mexico.

Net Comprehensive Financing Cost

(Ps millions)

Items	2Q05	2Q04	Change	Comments
Interest expense	151	119	32	Higher interest rates and higher debt.
Interest income	(12)	(12)	-
Foreign exchange loss (gain)	8	31	(23)	Lower average peso depreciation in 2Q05
Monetary position loss (gain)	(64)	(79)	15	Lower inflation in the United States
Total	83	58	25

Other expenses, net, resulted in an expense of Ps 35 million, compared to an expense of Ps 25 million in the same period last year.

Taxes and employees' profit sharing totaled Ps 107 million, Ps 87 million lower than in second quarter 2004, due primarily to lower pretax income and lower effective tax rate. The effective tax rate was 43.0%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 232 million, Ps 156 million higher than in second quarter 2004.

GRUMA's total net income was Ps 373 million, Ps 123 million higher than in second quarter 2004. The increase resulted mainly from higher income in unconsolidated associated companies (Grupo Financiero Banorte). The company reported majority net income of Ps 338 million, 50% higher than that reported in the same period last year.

FINANCIAL POSITION June 2005 vs. June 2004

Balance-Sheet Highlights	Total assets were Ps 25,174 million, representing an increase of Ps 2,387 million, which was driven mainly by (1) higher property, plant, and equipment due to recent acquisitions and capacity expansions in Gruma Corporation, (2) higher deferred assets in connection with goodwill arising from the abovementioned acquisitions and expenses associated with the issuance of the perpetual bond, and (3) higher accounts receivable in connection with sales volume growth..

Total liabilities were Ps 11,734 million, Ps 1,640 million more, as a result of higher debt and higher deferred taxes.

Stockholders' equity on June 30, 2005, totaled Ps 13,440 million, 6% higher than the balance on June 30, 2004.

Debt Profile	As of June 30, 2005, GRUMA's debt amounted to US$643 million, of which 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2005	2006	2007	2008	2009...	Total
7.75% perpetual bonds					300	300
Syndicated loan				30	120	150
7.625% notes due 2007			50.5			50.5
7.96% senior notes	1.0	1.3	1.5	1.6	10.2	15.6
Other	57.2	5.5	52.8	0.6	11.3	127.4
TOTAL	58.2	6.8	104.8	32.2	441.5	643.5

Debt Ratios

(Last twelve months)

	2Q05	1Q05	2Q04
Debt/EBITDA	2.5	2.3	2.2
EBITDA/interest expense	5.4	6.0	5.8

Financial

Ratios

Operational Ratios

	2Q05	1Q05	2Q04
Accounts receivable outstanding (days to sales)	40	43	37
Inventory turnover (days to cost of sales)	65	72	73
Net working capital turnover (days to sales)	57	63	60
Asset turnover (total assets to sales)	1.0	1.0	1.0

Profitability Ratios(%)

	2Q05%	1Q05%	2Q04%
ROA	4.6	4.2	3.6
ROE	8.5	7.7	6.5
ROIC	7.0	6.7	6.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 616 million during second quarter 2005. Most of these investments were applied to Gruma Corporation. Gruma Corporation acquired the tortilla assets of Cenex Harvest States, which consists of three plants located in New Brighton, Minnesota; Railhead, Texas; and Phoenix, Arizona. This acquisition will help Gruma Corporation's production capacity and synergies and will complement its customer base and distribution. The acquisition should also enable Gruma Corporation to increase production capacity at a lower cost, because the plants have enough room for expansion, and will allow for an immediate and increased presence in markets where the company's presence was limited. In addition, investments in Gruma Corporation were applied to capacity expansions-including the building of the new tortilla plant in Pennsylvania, which began operations at the end of June 2005, and the addition of one production unit to the corn flour plant in Indiana-and upgrades at various facilities.

RECENT DEVELOPMENTS
IMPROVEMENT IN DEBT PROFILE

GRUMA improved its debt profile by obtaining a US$250 million, 5-year credit facility at LIBOR plus 40 basis points for the first year. The spread could fluctuate in relation to the company's leverage (measured as debt to EBITDA), and could be between 37.5 and 45 basis points. The company will use the new credit to refinance its US$250 million syndicated senior credit facility due in October 2008 and 2009. BBVA was the lead arranger for the transaction, in conjunction with a group of four more banks.

The new credit facility will allow GRUMA to (1) improve its debt profile by extending 100% of the maturity of the facility until 2010, and (2) improve its cost of debt by achieving lower interest rates.

PERSONNEL OPTIMIZATION PROGRAM

As part of its initiatives to improve results, during August 2005 GRUMA will implement a global project designed to optimize operating expenses through personnel reductions and by cutting administrative expenses. This program is expected to yield annual savings of approximately US$10 million beginning immediately upon completion of the project. As severance payments are expected to total approximately US$5 million, however, this project may have a temporary negative effect during third quarter 2005. For the rest of the year, these extraordinary charges will be largely offset by the savings the company expects to begin realizing.

GUIDANCE FOR THE REST OF THE YEAR

For the rest of 2005 we expect that Gruma Corporation will continue to grow sales volume and integrate its recent acquisitions and expansions. As a result, we should see better results for the second half of the year versus the first half, as well as higher sales and margin improvements in 2006. In Venezuela, we still face a very difficult environment but expect the second half to be an improvement over the first, based on higher sales volume to the government channels and lower wheat costs coming from procurement efficiencies. GIMSA is expected to continue showing sales growth and margin improvements.

SHARES REPURCHASED

During 2Q05, GRUMA repurchased 2,785,600 of its common shares and sold 1,262,800 shares.

SUBSIDIARY RESULTS 2Q05 vs. 2Q04

GRUMA CORPORATION

Sales volume increased 18% over that of last year driven mainly by (1) strong demand in the tortilla and corn flour businesses, (2) increased coverage of the tortilla business, and (3) the effect of the two European acquisitions concluded during July 2004.

In the US tortilla business, sales volume growth was driven largely by (1) the level of service and understanding of the customer and the consumer; (2) the expansion of the Guerrero® brand, which enjoys widespread appeal among Hispanic consumers; (3) increased marketing of tortilla-related products by key fast-food restaurant chains; and (4) the launching of new products, such as flavored corn chips and precooked flour tortillas and, more importantly, low-carb tortillas, which were introduced during 2Q04.

Sales volume in the US corn flour business continued to grow, especially on the West coast.

Net sales increased 16% to Ps 3,476 million in connection with sales volume growth. The rate of growth in net sales was lower than in sales volume due to a change in the sales mix towards (1) corn-based products, particularly the Guerrero® brand, which has a lower net sales price as this brand is usually sold in family pack sizes; and (2) corn flour, due to strong growth in corn flour sales to tortilla companies in the United States, as well as the incorporation of the corn flour operations in Italy, which have lower-priced products than the rest of Gruma Corporation's operations.

Approximately one third of the overall net sales increase at Gruma Corporation came from the acquisitions, including the purchase of the tortilla assets of Cenex Harvest States, which was concluded during May 2005.

Cost of sales as a percentage of net sales increased to 57.2% from 54.8% due mainly to the following:
(1) Higher raw material and packaging costs;
(2) A higher proportion of tortillas sold under the Guerrero® brand, which have lower gross margins than tortillas sold under the Mission® brand, because Guerrero® brand tortillas are usually sold in family pack sizes; and
(3) The incorporation of the acquisition of the European corn flour operation, which reports lower gross margins than the rest of Gruma Corporation's operations.

In absolute terms, cost of sales increased 21% due to the sales volume growth and cost increases mentioned above.

SG&A as a percentage of net sales improved to 34.1% from 35.0% due to better expense absorption. In absolute terms, SG&A rose 13% due mainly to increased distribution and transportation expenses in connection with (1) sales volume growth, and (2) the movement of final products among tortilla plants due to capacity constraints at certain plants, which should ease following the completion of capacity expansions during 2005. To a lesser extent, the incorporation of the acquisitions also drove the overall SG&A increase.

Operating income as a percentage of net sales decreased to 8.7% from 10.2%. In absolute terms, operating income decreased 2%.

Going forward, the company expects to offset cost increases through additional efficiencies in manufacturing, transportation, and distribution and through changes in the sales mix towards value-added and higher-margin products. We see the year 2005 as a transitional period that includes a focus on new capacities that we expect to capitalize and that should allow Gruma Corporation to improve its financial performance.

GIMSA

Sales volume increased 4% during 2Q05 mainly as a result of (1) Increased sales to corporate customers, (2) Increased sales to tortilla manufacturers, and (3) Higher export sales to Gruma Corporation.

Net sales increased 5% to Ps 1,507 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices, which the company implemented selectively and gradually throughout 2004 and especially during fourth quarter 2004.

Cost of sales as a percentage of net sales improved to 71.8% compared to 74.3% as a result of (1) the aforementioned price increases, (2) better cost absorption, (3) lower corn costs, and (4) lower depreciation, as capital expenditures have been low. In absolute terms, cost of sales increased 1% in connection with sales volume growth.

SG&A, as a percentage of net sales, increased to 19.2% from 18.8% compared with second quarter 2004, and in absolute terms increased 6%. Both increases were due mainly to (1) higher freight expenses due to higher rates and increased sales to corporate customers, for whom the company usually pays freight expenses; and (2) higher advertising expenses stemming from the company's national marketing campaign,

Operating income as a percentage of net sales improved to 9.1% from 6.9% and, in absolute terms, increased 37% to Ps 137 million.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Second Quarter 2005'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume increased 4% due to higher wheat flour sales, as the company recovered some corporate clients and improved sales to government channels. To a lesser extent, increased product promotion and advertising in the retail segment also drove the increase. The rise in wheat flour volume was partially offset by a decrease in corn flour volume due to (1) increased competition from the leading corn flour producer, (2) the entry into the market in 2004 of a new corn flour competitor oriented to government supply, and (3) the fact that the government social welfare programs have increased their share within the retail industry.

Net sales decreased 3% to Ps 702 million in connection with lower prices.

Cost of sales as a percentage of net sales increased to 87.6% from 77.2% because prices were insufficient to offset higher raw-material costs. Wheat costs increased in connection with (1) the 12% bolivar devaluation, which occurred at the beginning of March, and (2) new tariffs on imported wheat from the United States. Corn costs increased with the latest crop. In addition, the difficult competitive environment has limited the company's ability to raise prices. In absolute terms, cost of sales increased 10% due to increases in both sales volume and the cost of raw materials.

SG&A as a percentage of net sales increased to 17.7% from 16.6%, rising 4% in absolute terms. These increases resulted from a rise in promotions and advertising activities and higher freight rates. Freight rates have increased because of higher maintenance costs and higher demand from other industries (e.g., construction) and the government's social welfare and distribution programs. As a percentage of net sales, SG&A also increased due to lower absorption of fixed expenses in connection with the decline in net sales.

Operating loss was Ps 37 million. Operating margin decreased to negative 5.3% from positive 6.2%.

MOLINERA DE MEXICO

Sales volume increased 3% due to higher sales to corporate customers.

Net sales decreased 8% to Ps 431 million due to lower prices resulting from increased competitive pressure in the industry.

Cost of sales as a percentage of net sales increased to 88.0% from 78.9% resulting from lower prices. In absolute terms, cost of sales increased 3% in connection with sales volume growth.

As a percentage of net sales, SG&A increased to 22.2% from 21.1% due to reduced expense absorption. In absolute terms, SG&A fell 3% due mainly to lower administrative expenses in connection with synergies achieved with GIMSA.

Operating loss was Ps 44 million, representing 10.2% of net sales.

GRUMA CENTROAMERICA

Sales volume increased 17% due to higher corn flour volume stemming from low local corn supplies and as a result of the marketing campaign for sales in rural areas.

Net sales increased 21% to Ps 338 million due to the increased sales volume and higher prices, especially in the corn flour segment and, to a lesser extent, the hearts of palm business.

Cost of sales as a percentage of net sales improved to 67.3% from 70.8% due primarily to the fact that the company was able to increases prices-primarily in the corn flour segment-and more than offset cost increases in the hearts of palm business. In absolute terms, overall cost of sales increased 14% due mainly to the aforementioned growth in corn flour sales volume as well as higher costs and sales volume growth in the hearts of palm business.

SG&A as a percentage of net sales improved to 28.7% from 29.4% due to better expense absorption. In absolute terms, SG&A rose 18% due mainly to increases in (1) selling expenses in connection with increased distribution in the corn flour business, (2) freight expenses in connection with fuel increases, and (3) advertising expenses in the tortilla and rice segments.

Operating income was Ps 14 million compared to an operating loss of Ps 1 million. Operating margin was 4.1% from negative 0.2%
.

OTHER AND ELIMINATIONS [1]	Operating loss was Ps 5 million compared to an operating result of Ps 0 million in second quarter 2004.

1 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its second quarter 2005 results on July 28, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 946-0705; international or local callers dial (719) 457-2637; passcode: 6893234. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; the passcode for all callers is 6893234. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of June 30, 2005, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2004 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2004, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.78/dollar as of June 30, 2005. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 79 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations.
.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	2Q05	2Q04	VAR (%)	1Q05	VAR (%)	2005	2004	VAR (%)
NET SALES	6,476	5,957	9	6,104	6	12,580	11,652	8
GROSS PROFIT	2,253	2,162	4	2,172	4	4,424	4,207	5
GROSS MARGIN (%)	34.8%	36.3%		35.6%		35.2%	36.1%	
OPERATING INCOME	366	451	(19)	386	(5)	753	837	(10)
OPERATING MARGIN (%)	5.7%	7.6%		6.3%		6.0%	7.2%	
COMPREHENSIVE FINANCING COST (INCOME)	83	58		70		153	137	
INTEREST EXPENSE	151	119		125		276	239	
INTEREST INCOME	(12)	(12)		(9)		(21)	(22)	
FOREIGN EXCHANGE LOSS (GAIN)	8	31		45		54	51	
MONETARY POSITION (GAIN) LOSS	(64)	(79)		(92)		(156)	(131)	
OTHER (INCOME) EXPENSE, NET	35	25		41		76	18	
TAXES AND EMPLOYEES' PROFIT SHARING	107	194		204		311	359	
EQUITY EARNINGS, ASSOCIATED COMPANIES	(232)	(76)		(116)		(347)	(124)	
EXTRAORDINARY ITEMS	(0)	0		53		53	0	
NET INCOME	373	250	49	134	178	507	447	13
MAJORITY NET INCOME	338	225	50	116	190	454	380	19
EARNINGS PER SHARE[1]	0.75	0.50	50	0.26	191	1.01	0.85	19
EARNINGS PER ADR (US$)[2]	0.28	0.19	50	0.10	191	0.37	0.31	19
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	250	251		245		495	501	
DEPRECIATION AND AMORTIZATION, TOTAL	274	283		267		541	562	
EBITDA[3]	617	702	(12)	631	(2)	1,248	1,338	(7)
INVESTMENTS	616	314		249		865	435	

BALANCE SHEET SUMMARY	Jun-05	Jun-04	VAR (%)	Mar-05	VAR (%)
CASH AND CASH EQUIVALENTS	350	319	10	429	(18)
TRADE ACCOUNTS RECEIVABLE	2,875	2,484	16	2,897	(1)
OTHER ACCOUNTS RECEIVABLE	893	649	38	723	23
INVENTORIES	3,076	3,091	(1)	3,155	(3)
CURRENT ASSETS	7,452	6,821	9	7,497	(1)
PROPERTY, PLANT, AND EQUIPMENT, NET	13,327	12,647	5	12,966	3
TOTAL ASSETS	25,174	22,787	10	24,282	4
SHORT-TERM DEBT	673	519	30	450	49
CURRENT LIABILITIES	3,660	3,010	22	3,266	12
LONG-TERM DEBT	6,265	5,854	7	6,007	4
TOTAL LIABILITIES	11,734	10,093	16	11,098	6
MAJORITY STOCKHOLDERS' EQUITY	10,649	10,294	3	10,812	(2)
STOCKHOLDERS' EQUITY	13,440	12,694	6	13,184	2
CURRENT ASSETS/CURRENT LIABILITIES	2.04	2.27		2.30	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	0.87	0.80		0.84	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	0.34	0.33		0.33	
BOOK VALUE PER SHARE[1]	23.68	22.93		23.96	

[1] On the basis of 449,680,652 shares as of June 30, 2005, 448,980,543 shares as of June 30, 2004, and 451,203,452 shares as of March 31, 2005.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.78 per dollar as of June 30, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

July 27, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer